Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

CONTACTS:

Doni Fordyce

L-1 Identity Solutions

203-504-1109

dfordyce@l1id.com

Steve Lipin

Brunswick Group

212-333-3810

L-1 Identity Solutions Successfully Completes the Initial Offering Period of Tender Offer and Acquires Control of Digimarc Corporation

L-1 Announces Subsequent Offering Period to Acquire Remaining Outstanding Shares

STAMFORD, CT. — August 4, 2008 — L-1 Identity Solutions, Inc. (NYSE: ID), a leading provider of identity solutions and services, today announced that it has successfully completed the initial offering period of its tender offer for all outstanding shares of common stock of Digimarc Corporation (Nasdaq: DMRC). The Company also announced that its wholly-owned subsidiary, Dolomite Acquisition Co., has commenced a subsequent offering period to acquire all of the remaining outstanding shares of common stock of Digimarc not tendered into the offer.

The initial offering period and withdrawal rights expired at 12:00 a.m. (ET), on Friday, August 1, 2008, with a total of approximately 19,767,699 shares of Digimarc common stock being validly tendered and not withdrawn, representing approximately 79 percent of the issued and outstanding shares of Digimarc common stock. All shares that were validly tendered and not properly withdrawn on or prior to that time have been accepted for purchase.  L-1 will promptly pay for all such shares at the offer price of $12.25 per share, net to the seller in cash, without interest and less any required withholding taxes.

The subsequent offering period will expire at 5:00 p.m. (ET), on Friday, August 8, 2008, unless otherwise extended. During this subsequent offering period, holders of shares of Digimarc common stock who did not previously tender their shares into the offer may do so, and Dolomite Acquisition Co. will promptly purchase any shares properly tendered, for the same consideration paid in the initial offering period.  Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that shares tendered during the subsequent offering period may not be withdrawn. L-1 and Dolomite Acquisition Co. reserve the right to extend the subsequent offering period in accordance with applicable law.

Following the expiration of the subsequent offering period, L-1 will acquire all of the remaining outstanding shares of Digimarc common stock through a merger. With the purchase of shares in the tender offer, L-1 will have sufficient voting power to approve the merger without the affirmative vote of any other Digimarc stockholder. As a result of this merger, Digimarc will become a wholly-owned subsidiary of L-1, and each outstanding share of Digimarc common stock will be cancelled and (except for shares held by L-1 or its subsidiaries or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same consideration, without interest, received by holders who tendered into the tender offer. Thereafter, Digimarc common stock will cease to be traded on the Nasdaq Global Market.

About L-1 Identity Solutions

L-1 Identity Solutions, Inc. (NYSE: ID), together with its portfolio of companies, offers a comprehensive set of products and solutions for protecting and securing personal identities and assets.  Leveraging the industry’s most advanced multi-modal biometric platform for finger, face and iris recognition, our solutions provide a circle of trust around all aspects of an identity and the credentials assigned to it — including proofing, enrollment, issuance and usage.  With the trust and confidence in individual identities provided by L-1 Identity Solutions, government entities, law enforcement and border management agencies, and commercial enterprises can better guard the public against global terrorism, crime and identity theft fostered by fraudulent identity.  L-1 Identity Solutions is headquartered in Stamford, CT. For more information, visit www.l1id.com.

Forward Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this press release and those made from time to time by L-1 Identity Solutions through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect L-1 Identity Solutions’ current expectations based on management’s beliefs and assumptions and information currently available and actual results could differ materially from these expectations. Certain factors that could cause or contribute to such differences include, among other things, the availability of government funding for the Company’s products and solutions, general economic and political conditions and the unpredictable nature of working with government agencies. Additional risks and uncertainties are described in the Securities and Exchange Commission (“SEC”) filings of L-1 Identity Solutions, including its Form 10-K for the year ended December 31, 2007. L-1 Identity Solutions expressly disclaims any intention or obligation to update any forward-looking statements.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is being made pursuant to a tender offer statement and related materials.  Digimarc stockholders are advised to read the tender offer statement and related materials, which have been filed by L-1 with the SEC.  The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by L-1 with the SEC and the solicitation/recommendation statement filed by Digimarc with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer.  The tender offer statement and the solicitation/recommendation statement have been mailed to all Digimarc stockholders of record.

The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling (212) 750-5833, and may also be obtained at no charge at

www.l1id.com and www.digimarc.com and the website maintained by the SEC at http://www.sec.gov.

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